SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: April 30, 2025

List of Materials

Documents attached hereto:

Statement Regarding Media Reports

April 30, 2025

Sony Group Corporation

Statement Regarding Media Reports

Certain media reports were published from April 28, 2025 to today (JST) stating that Sony Group Corporation is considering a partial spin-off of its semiconductor business (the Imaging & Sensing Solutions (“I&SS”) business). Those reports were not based on any announcement by Sony Group Corporation, and there are no such plans as reported at this time. Although Sony Group Corporation is always considering the mid- to long-term growth strategy of the I&SS business from various aspects, nothing has been determined at this time.